EXHIBIT 3.3

CERTIFICATE OF CORRECTION OF

RESTATED CERTIFICATE OF INCORPORATION OF

MEDIWARE INFORMATION SYSTEMS, INC.

MEDIWARE INFORMATION SYSTEMS, INC. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the Business Corporation Law of the State of New York, does hereby certify:

1.    The name of the Corporation is Mediware Information Systems, Inc.

2.    The Restated Certificate of Incorporation of the Corporation, which was filed by the Secretary of State of New York on July 1, 1996, is hereby corrected.

3.    The nature of the error is that the par value of the Corporation’s common stock, as set forth in the definition of “Common Stock” which appears in Article NINTH of the Restated Certificate of Incorporation is incorrectly stated as $.01 per share. The correct par value is $.10 per share.

4.    The definition of “Common Stock” which appears in Article NINTH of the Restated Certificate of Incorporation, as corrected, is as follows:

“Common Stock”: means the Corporation’s Common Stock, par value $.10 per share, and, except for purposes of the shares obtainable upon conversation of shares of Preferred Stock, any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the Holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

Executed on this 10th day of May, 2002.

/s/ G. J. Barry
George Barry
President and CEO
Mediware Information Systems, Inc.